EXHIBIT 99.2

Identification of Relevant Subsidiaries

Four entities, namely, (i) PAG Quantitative Strategies Trading Limited, (ii) PAG S Class Public Pooled L.P., (iii) PAG Asia Opportunity B Public Pooled LP, and (iv) PAG Capital Structure Opportunity Fund LP (the “holders”) purchased and hold an aggregate of 1,613,700 Class A ordinary shares and 837,799 whole redeemable warrants issued by Silver Crest Acquisition Corporation (the “Issuer”). Each whole warrant entitles the holder thereof to purchase one Class A ordinary share subject to certain limitations.

The abovementioned four entities are subsidiaries of two parent holding companies, Pacific Alliance Group Limited and PAG Holdings Limited. Pacific Alliance Group Limited and PAG Holdings Limited have caused a statement on Schedule 13G to be filed as a result of their subsidiaries’ beneficial holdings of the Issuer’s Class A ordinary shares as of December 31, 2021, as follows:

PAG Quantitative Strategies Trading Limited holds 1,123,136 Class A ordinary shares and 583,109 whole warrants, and therefore may be deemed to beneficially own 1,706,245, or 4.9%, of the Issuer’s Class A ordinary shares.

PAG S Class Public Pooled L.P. holds 74,231 Class A ordinary shares and 38,539 whole warrants, and therefore may be deemed to beneficially own 112,770, or 0.3%, of the Issuer’s Class A ordinary shares.

PAG Asia Opportunity B Public Pooled LP holds 179,120 Class A ordinary shares and 92,995 whole warrants, and therefore may be deemed to beneficially own 272,115, or 0.8%, of the Issuer’s Class A ordinary shares.

PAG Capital Structure Opportunity Fund LP holds 237,213 Class A ordinary shares and 123,156 whole warrants, and therefore may be deemed to beneficially own 360,369, or 1.0%, of the Issuer’s Class A ordinary shares.